SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 001-37602

Fuling Global Inc.

(Registrant’s name)

Southeast Industrial Zone, Songmen Town
Wenling, Zhejiang Province
People’s Republic of China 317511

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

This current report is filed to disclose the Registrant’s quarterly financial statements and financial notes for the three months ended March 31, 2017. It satisfies the Registrant’s commitment in its underwriting agreement associated with its Initial Public Offering (“IPO”) to file quarterly financial statements with the SEC using a Form 6-K.

FULING GLOBAL INC. AND SUBSIDIARIES

TABLE OF CONTENTS

Consolidated Financial Statements (unaudited)

Unaudited Condensed Consolidated Balance Sheets as of March 31, 2017 and December 31, 2016	1

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income for the Three Months Ended March 31, 2017 and 2016	2

Unaudited Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2017 and 2016	3

Notes to Unaudited Condensed Consolidated Financial Statements	4–21

FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2017	2016
	(UNAUDITED)
ASSETS
Current Assets:
Cash and cash equivalents	$3,876,697	$4,009,784
Restricted cash	2,176,741	2,333,607
Certificates of deposit	2,297,924	1,539,082
Accounts receivable, net	18,230,145	20,915,134
Advances to supplier, net	403,724	639,947
Inventories, net	15,409,591	16,731,704
Prepaid expenses and other current assets	1,998,299	1,660,978
Total Current Assets	44,393,121	47,830,236

Property, plant and equipment, net	35,835,044	33,802,047
Intangible assets, net	9,484,313	9,447,486
Prepayments for construction and equipment purchases	2,322,613	2,192,236
Security deposit for sale leaseback	728,685	723,206
Other non-current assets	223,815	269,329
Total Assets	$92,987,591	$94,264,540

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Short term borrowings	$21,469,204	$17,790,962
Bank notes payable	2,651,817	2,556,768
Advances from customers	604,785	604,873
Accounts payable	10,712,774	16,333,445
Accrued and other liabilities	1,854,917	2,195,853
Other payable - sale leaseback	1,945,707	1,931,076
Taxes payable	242,411	164,571
Deferred gains	270,964	650,343
Due to Related party	22,945	53,082
Loan from third parties	-	-
Total Current Liabilities	39,775,524	42,280,973

Long term payable - sale leaseback	1,201,579	1,675,314
Long term borrowing	944,033	836,471
Total Liabilities	41,921,136	44,792,758

Commitments and contingencies

Shareholders' Equity
Common stock: $0.001 par value, 70,000,000 shares authorized, 15,756,500 and 15,756,500 shares issued and outstanding as of March 31, 2017 and December 31, 2016, respectively	15,757	15,757
Additional paid in capital	29,857,295	29,845,442
Statutory reserve	4,151,610	4,017,957
Retained earnings	18,242,661	16,976,133
Accumulated other comprehensive loss	(1,367,550)	(1,520,750)
Total Fuling Global Inc.'s equity	50,899,773	49,334,539

Noncontrolling interest	166,682	137,243
Total Shareholders' Equity	51,066,455	49,471,782

Total Liabilities and Shareholders' Equity	$92,987,591	$94,264,540

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

1

FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	For the Three Months Ended March 31,
	2017	2016

Revenues	$26,338,048	$20,577,819
Cost of goods sold	21,250,573	15,372,996
Gross Profit	5,087,475	5,204,823

Operating Expenses
Selling expenses	1,180,659	1,631,533
General and administrative expenses	1,944,531	2,064,559
Research and development expenses	476,496	418,356
Total operating expenses	3,601,686	4,114,448

Income from Operations	1,485,789	1,090,375

Other Income (Expense):
Interest income	5,980	6,613
Interest expense	(242,661)	(201,684)
Subsidy income	366,518	40,869
Foreign currency transaction gain (loss)	(48,395)	59,789
Other expense, net	159,892	37,652
Total other income, net	241,334	(56,761)

Income Before Income Taxes	1,727,123	1,033,614

Provision for Income Taxes	297,503	313,024

Net Income	$1,429,620	$720,590

Less: net income (loss) attributable to noncontrolling interest	29,439	(29,109)

Net income attributable to Fuling Global Inc.	$1,400,181	$749,699

Other Comprehensive Income
Foreign currency translation income	153,200	233,732
Comprehensive income attributable to Fuling Global Inc.	$1,553,381	$983,431

Earnings per share
Basic and diluted	$0.09	$0.05

Weighted average number of shares
Basic and diluted	15,756,500	15,732,795

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

2

FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Three Months Ended March 31,
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,429,620	$720,590
Adjustments to reconcile net income to net cash provided by operating activities:
Stock based compensation	11,853	34,631
Deferred tax benefit (loss)	-	(112,464)
Depreciation and amortization	808,699	619,319
Bad debt provisions(recovery)	(55,273)	5,503
Gain on disposal of fixed assets	(1,477)	(12,888)
Changes in operating assets:
Accounts receivable	2,812,566	(335,806)
Advances to suppliers	244,196	(285,218)
Inventories	1,374,124	1,588,607
Other assets	177,878	(634,938)
Changes in operating liabilities:
Accounts payable	(5,823,735)	(4,151,850)
Advance from customers	(4,021)	309,220
Deferred income	(384,541)	-
Taxes payable	(378,085)	(180,977)
Accrued and other liabilities	(351,075)	(229,848)
Net cash used in operating activities	(139,271)	(2,666,119)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	(90,051)	(1,207,431)
Additions to construction in progress	(2,197,643)	-
Cash receipts from disposal property and equipment	13,099	19,602
Cash decrease from certificates of deposit	(747,637)	(103,046)
Prepayments for construction and equipment purchase	(310,239)	(6,062,422)
Net cash used in investing activities	(3,332,471)	(7,353,297)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	7,499,776	9,682,986
Repayments of short-term borrowings	(3,953,506)	(7,187,968)
Proceeds from long-term borrowings	107,562	-
Proceeds from bank notes payable	1,344,182	1,778,440
Repayments of bank notes payable	(1,268,458)	(1,729,451)
Repayment of third party borrowing	-	(183,474)
Repayments of loans from related parties	(30,557)	-
Repayments of other payable - sales lease back	(486,723)	-
Change of restricted cash	174,723	488,632
Net cash provided by financing activities	3,386,999	2,849,165

EFFECT OF EXCHANGE RATES CHANGES ON CASH AND CASH EQUIVALENTS	(48,344)	10,140

NET DECREASE IN CASH AND CASH EQUIVALENTS	(133,087)	(7,160,111)

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	4,009,784	15,573,554

CASH AND CASH EQUIVALENTS, ENDING OF THE PERIOD	$3,876,697	$8,413,443

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest paid	$214,889	$244,975
Income tax paid	$605,258	$609,402
Non-cash investing activities:
Transfer from construction in progress to fixed assets	$12,059,546	$-
Transfer from advance payments to fixed assets	$20,400	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

3

FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Fuling Global Inc. (“Fuling Global”) is a Cayman Islands corporation established on January 19, 2015.

Total Faith Holdings Limited (“Total Faith”) is a wholly-owned subsidiary of Fuling Global formed in accordance with laws and regulations of the British Virgin Islands in April 2004.

Fuling Global and its subsidiary Total Faith are holding companies whose only asset, held through a subsidiary, is 100% of the registered capital of Taizhou Fuling Plastics Co., Ltd. (“Taizhou Fuling”), as well as 49% ownership of Domo Industry Inc. (“Domo”).

Taizhou Fuling was established in October 1992 under the laws of the People’s Republic of China (“China” or “PRC”) with initial capital of $0.51 million. After several registered capital increases and capital contributions, the registered capital of Taizhou Fuling was increased to $21.36 million in November 2015.

Taizhou Fuling has four wholly-owned subsidiaries, Zhejiang Great Plastics Technology Co., Ltd. (“Great Plastics”), Direct Link USA LLC (“Direct Link”), Fuling Plastic USA, Inc. (“Fuling USA”) and Wenling Changli Import and Export Co., Ltd (“Wenling Changli”), which was newly established in September 2016 in China.

Great Plastics was incorporated in China in March 2010 and principally engaged in the production of straw items. Direct Link was incorporated in the State of New York in December 2011 and serves as an import trading company of Taizhou Fuling in the United States (“U.S.”). Fuling USA was incorporated in the Commonwealth of Pennsylvania in May 2014, as a wholly-owned subsidiary of Taizhou Fuling. In 2015 Fuling USA established the Company’s first production factory in the U.S., which principally engages in the production of plastic straw items. Prior to the incorporation of Fuling USA, Taizhou Fuling wholly owned another subsidiary incorporated in 2009 in the State of New York, named Fuling Plastics USA Inc. (“Old Fuling USA”). Old Fuling USA served as one of the trading entities of Taizhou Fuling in the U.S. until early 2014 and its business was discontinued and transferred over to the new Fuling USA when the Company decided to set up the new factory in Allentown, Pennsylvania. Old Fuling USA was dissolved on April 8, 2015.

Domo is a U.S. company established in the State of New York in October 2007. Total Faith owns 49% of its equity interest. However, Total Faith holds 2 out of 3 seats and has a majority of the voting rights on the board of directors. The Board of Directors of Domo is the controlling decision-making body with respect to Domo instead of the equity holders. The number of seats in the Board empowers Total Faith the ability to control Domo’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholders’ approval. In addition, Domo’s equity at risk is not sufficient to permit it to carry on its activities without additional subordinated financial support from Total Faith and Domo is highly relying on the financial support from the Company. Total Faith is obligated to absorb a majority of the risk of loss from Domo’s activities and to receive majority of Domo’s residual returns. Based on these facts, Total Faith has gained effective control over Domo and Domo is considered a Variable Interest Entity (“VIE”) under Accounting Standards Codification (“ASC”) 810-10-05-08A. Accordingly, Total Faith consolidates Domo’s operating results, assets and liabilities.

Fuling Global, Total Faith, Domo, Taizhou Fuling and Taizhou Fuling’s subsidiaries (herein collectively referred to as the “Company”) are engaged in the production and distribution of environmentally friendly plastic service ware in China, Europe and U.S. Products exported to the U.S. and Europe are primarily sold to major fast food restaurant chains and wholesalers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The Company’s unaudited condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated financial statements include the financial statements of Fuling Global, Total Faith, Domo, Taizhou Fuling and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of the financial statements have been included.

These interim unaudited financial statements should be read in conjunction with the financial statements for the year ended December 31, 2016, included in the Company’s annual report on Form 20-F filed with SEC on March 15, 2017. The interim financial statements follow the same accounting policies and methods of computations as the audited financial statements for the year ended December 31, 2016. Interim results are not necessarily indicative of results to be expected for the full year.

4

In accordance with accounting standards regarding consolidation of variable interest entities, VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability. All VIEs with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

The Company has concluded that Domo is a VIE, based on the facts that Total Faith has a majority of voting rights on the board of directors and is obligated to absorb a majority of the risk of loss from Domo’s economic performance. Based on our evaluation of the VIE, we are the primary beneficiary of its risks and rewards; therefore, we consolidate Domo for financial reporting purposes.

The following tables set forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIE, which were included in the Company’s consolidated balance sheets, statements of comprehensive income and cash flows:

	March 31, 2017	December 31, 2016

Current assets	$3,205,305	$3,658,364
Non-current assets	-	-
Total assets	3,205,305	3,658,364

Third-party liabilities	(545,484)	(821,246)
Intercompany payables*	(2,334,950)	(2,565,506)
Total liabilities	(2,880,434)	(3,386,752)
Net assets	$324,871	$271,612

* Payables to Taizhou Fuling and Great Plastics are eliminated upon consolidation.

	For the three months ended
	March 31, 2017	March 31, 2016

Revenue	$1,972,880	$1,561,898
Net income (loss)	$57,723	$(57,077)

	For the three months ended
	March 31, 2017	March 31, 2016

Net cash provided by operating activities	$306,230	$310,118
Net cash used in financing activities*	$(230,557)	$(147,340)
Net increase in cash and cash equivalents	$75,673	$162,778

* Intercompany financing activities are eliminated upon consolidation.

The Company has the power to direct activities of the VIE and can have assets transferred freely out of the VIE without restrictions. Therefore, the Company considers that there is no asset of the VIE that can only be used to settle obligations of the VIE. The creditors of the VIE’s third-party liabilities do not have recourse to the general credit of the primary beneficiary in normal course of business.

5

Non-controlling interests

Non-controlling interests represents the individual shareholder’s proportionate share of 51% of equity interest in Domo.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the financial statements.

Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventories, advances to suppliers, useful lives of property, plant and equipment, intangible assets, and the recoverability of long-lived assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Restricted Cash

Restricted cash consists of cash equivalents used as collateral to secure short-term bank notes payable and bank borrowings. The Company is required to keep certain amounts on deposit that are subject to withdrawal restrictions. Upon the maturity of the bank acceptance notes and bank borrowings, the Company is required to deposit the remainder to the escrow account to settle the bank notes payable and bank borrowings. The notes payable and bank borrowings with security deposits are generally short term in nature due to their short maturity period of three months to one year; thus, restricted cash is classified as a current asset.

As of March 31, 2017 and December 31, 2016, the Company had restricted cash of $2,176,741 and $2,333,607, respectively, of which $1,368,379 and $1,461,632, respectively, was related to the bank acceptance notes payable (see Note 9), and $693,126 and $820,138, respectively, was related to the letters of credit (see Note 12). The remaining $115,236 and $51,837, respectively, were related to other miscellaneous deposits made in bank.

Certificates of Deposit

As of March 31, 2017 and December 31, 2016, certificates of deposit with original maturities of more than ninety days amounted to $2,297,924 and $1,539,082, respectively.

Accounts Receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually grants credit to customers with good credit standing with a maximum of 90 days and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

6

Inventories

Inventories are stated at the lower of cost or market value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories.

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products.

Property, Plant and Equipment

Property and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Items	Useful life
Property and buildings	10–20 years
Leasehold improvement	Lesser of useful life and lease term
Machinery equipment	3–10 years
Transportation vehicles	4–10 years
Office equipment and furniture	3–5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the statement of income in other income and expenses.

Intangible Assets

Intangible assets consist primarily of land use rights, trademark and patents. Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.” Land use rights are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Items	Useful life
Land use rights	50 years
Trademark	10 years
Patents	7-10 years

Impairment of Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of March 31, 2017 and December 31, 2016.

Revenue Recognition

Revenue from product sales is recognized, net of estimated provisions for sales allowances, when the merchandise is shipped and title is transferred. Revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists (sales agreements and customer purchase orders are used to determine the existence of an arrangement); (ii) delivery of goods has occurred and risks and benefits of ownership have been transferred, which is when the goods are received by the customer at its designated location in accordance with the sales terms; (iii) the sales price is both fixed and determinable, and (iv) collectability is reasonably assured. Historically, sales returns have been minimal.

7

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position at March 31, 2017 and December 31, 2016.

To the extent applicable, the Company records interest and penalties as a general and administrative expense. The statute of limitations for the Company’s U.S. federal income tax returns and certain state income tax returns subject to examination by tax authorities for three years from the date of filing. As of March 31, 2017, the tax years ended December 31, 2011 through December 31, 2016 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Value Added Tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17%, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. Further, when exporting goods, the exporter is entitled to some or all of the refund of the VAT paid or assess. Since a majority of the Company’s products are exported to the U.S. and Europe, the Company is eligible for VAT refunds when the Company completes all the required tax filing procedures.

All of the VAT returns of the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. Our financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in statement of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

8

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	March 31, 2017	December 31, 2016	March 31, 2016

Period-end spot rate	US $1=RMB 6.89255	US $1=RMB 6.94477	US $1= RMB 6.4494

Average rate	US $1=RMB 6.88835	US $1=RMB 6.64410	US $1= RMB 6.5405

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - Quoted prices in active markets for identical assets and liabilities.

●	Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, restricted cash, accounts receivable, advance to vendors, accounts payable, accrued expenses, advances from customers, notes payable to approximate the fair value of the respective assets and liabilities at March 31, 2017 and December 31, 2016 based upon the short-term nature of the assets and liabilities.

The Company believes that the carrying amount of the short-term borrowings approximates fair value at March 31, 2017 and December 31, 2016 based on the terms of the borrowings and current market rates as the rate is reflective of the current market rate.

Concentrations and Credit Risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies that require certain supporting documentation in order to affect the remittance.

As of March 31, 2017 and December 31, 2016, $6,624,410 and $6,362,578 of the Company’s cash and cash equivalents, certificates of deposit and restricted cash were on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

Substantially all of the Company’s sales are made to customers that are located primarily in the USA and Europe. The Company’s operating results could be adversely affected by the government policy on exporting business, foreign exchange rate fluctuation, and local market condition change. The Company has a concentration of its revenues and receivables with specific customers. For the three months ended March 31, 2017, one customer accounted for 18% of total revenue. For the three months ended March 31, 2016, two customers accounted for 17% and 10% of total revenue. As of March 31, 2017, two customers’ account receivable accounted for 19% and 12% of the total outstanding accounts receivable balance. As of December 31, 2016, one customer’ account receivable accounted for 19% of the total outstanding accounts receivable balance.

9

For the three months ended March 31, 2017, the Company purchased approximately 17% and 13% of its raw materials from two major suppliers, respectively. For the three months ended March 31, 2016, the Company purchased approximately 27% and 13% of its raw materials from two major suppliers, respectively. As of March 31, 2017, advanced payments to two major suppliers accounted for 31% and 18% of the total advance payments outstanding, respectively. As of December 31, 2016, advanced payments to one major supplier accounted for 41% of the total advance payments outstanding.

A loss of either of these customers or suppliers could adversely affect the operating results or cash flows of the Company.

Risks and Uncertainties

The major operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”, to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows”. The amendments provide guidance on the following eight specific cash flow issues: (1) Debt Prepayment or Debt Extinguishment Costs; (2) Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; (3) Contingent Consideration Payments Made after a Business Combination; (4)Proceeds from the Settlement of Insurance Claims; (5) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned; (6) Life Insurance Policies; (7) Distributions Received from Equity Method Investees; (8) Beneficial Interests in Securitization Transactions; and Separately Identifiable Cash Flows and Application of the Predominance Principle. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfer of Assets Other than Inventory”, which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. ASU 2016-06 will be effective for the Company in its first quarter of 2019. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

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In October 2016, the FASB issued ASU 2016-17, “Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control”. The amendments affect reporting entities that are required to evaluate whether they should consolidate a variable interest entity in certain situations involving entities under common control. Specifically, the amendments change the evaluation of whether a reporting entity is the primary beneficiary of a variable interest entity by changing how a reporting entity that is a single decision maker of a variable interest entity treats indirect interests in the entity held through related parties that are under common control with the reporting entity. The amendments are effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”. ASU 2014-09 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. Generally Accepted Accounting Principles when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. In August 2015, the FASB issued ASU No. 2015-14, “Deferral of the Effective Date”, which defers the effective date for ASU 2014-09 by one year. For public entities, the guidance in ASU 2014-09 will be effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods within those periods), which means it will be effective for the Company’s fiscal year beginning January 1, 2018. In March 2016, the FASB issued ASU No. 2016-08, “Principal versus Agent Considerations (Reporting Revenue versus Net)”, which clarifies the implementation guidance on principal versus agent considerations in the new revenue recognition standard. In April 2016, the FASB issued ASU No. 2016-10, “Identifying Performance Obligations and Licensing”, which reduces the complexity when applying the guidance for identifying performance obligations and improves the operability and understandability of the license implementation guidance. In May 2016, the FASB issued ASU No. 2016-12 “Narrow-Scope Improvements and Practical Expedients”, which amends the guidance on transition, collectability, noncash consideration and the presentation of sales and other similar taxes. In December 2016, the FASB further issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers”, which makes minor corrections or minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments are intended to address implementation issues that were raised by stakeholders and provide additional practical expedients to reduce the cost and complexity of applying the new revenue standard. These amendments have the same effective date as the new revenue standard. Preliminarily, we plan to adopt Topic 606 in the first quarter of our fiscal 2018 using the retrospective transition method, and are continuing to evaluate the impact our pending adoption of Topic 606 will have on our consolidated financial statements. The Company’s current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in ASU 2014-09. Potential adjustments to input measures are not expected to be pervasive to the majority of the Company’s contracts. While no significant impact is expected upon adoption of the new guidance, the Company will not be able to make that determination until the time of adoption based upon outstanding contracts at that time.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”. The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Basically these amendments provide a screen to determine when a set is not a business. If the screen is not met, the amendments in this ASU first, require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and second, remove the evaluation of whether a market participant could replace missing elements. These amendments take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods, and all other entities should apply these amendments for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

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NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of	As of
	March 31, 2017	December 31, 2016
Trade accounts receivable	$18,299,604	$21,035,940
Less: allowances for doubtful accounts	(69,459)	(120,806)
Accounts receivable, net	$18,230,145	$20,915,134

NOTE 4 – INVENTORY, NET

Inventories consisted of the following:

	As of	As of
	March 31, 2017	December 31, 2016
Raw materials	$3,437,560	$3,428,542
Work-in-progress	851,054	1,226,539
Finished goods	11,244,529	12,199,651
Inventory valuation allowance	(123,552)	(123,028)
Total inventory	$15,409,591	$16,731,704

NOTE 5 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of	As of
	March 31, 2017	December 31, 2016
Property and Buildings	$19,146,177	$7,040,637
Leasehold improvement	1,785,929	1,787,688
Machinery and equipment (1)	23,958,363	23,425,270
Automobiles	827,939	919,146
Office and electric equipment	743,532	731,373
Subtotal	46,461,939	33,904,114
Construction in progress	1,309,665	11,084,794
Less: accumulated depreciation	(11,936,560)	(11,186,861)
Property and equipment, net	$35,835,044	$33,802,047

(1)	A total amount of $3,618,388 machinery was related to the sale leaseback transaction (see Note 11).

Depreciation expense was $773,928 and $609,774 for the three months ended March 31, 2017 and 2016, respectively.

Construction in progress represents costs of construction incurred for the Company’s new plant and equipment. The construction for the Company’s new plant in the U.S. has been completed and put in use in July 2015. The Construction in progress as of March 31, 2017 represents $495,443 cost of construction in U.S and $814,222 cost of construction for its facility expansion in China. The Company started the construction in April 2016 in China. As of March 31, 2017, construction in progress of approximately $12.1 million was completed and was transferred to property, plant and equipment in China. The remaining construction in China is expected to be completed in the middle of 2017.

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NOTE 6 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of	As of
	March 31, 2017	December 31, 2016
Land use rights	$9,908,725	$9,834,218
Trademark	6,703	6,652
Patents	5,458	5,418
Total	9,920,886	9,846,288
Less: accumulated amortization	(436,573)	(398,802)
Intangible assets, net	$9,484,313	$9,447,486

Amortization expense was $34,771 and $9,545 for the three months ended March 31, 2017 and 2016, respectively.

Estimated future amortization expense for intangible assets is as follows:

Periods ending December 31,	Amortization expense

2017	$204,802
2018	204,567
2019	204,049
2020	204,010
2021	197,838
Thereafter	8,469,047
$9,484,313

During the year ended December 31, 2016, the Company paid RMB 55,131,750 (approximately $8.3 million) for a land use right in order to construct a new plant in Wenling Taizhou to increase its production capacity.

NOTE 7 – PREPAYMENTS FOR CONSTRUCTION AND EQUIPMENT PURCHASE

As of March 31, 2017, the Company made the following prepayments for its new plant in Wenling Taizhou, China:

	As of	As of
	March 31, 2017	December 31, 2016
Prepayments for equipment purchase	$796,662	$768,129
Deposit for plant construction	1,332,006	1,321,990
Prepayments for land construction	193,945	102,117
	$2,322,613	$2,192,236

The Company started the construction in April 2016 and the construction is expected to be completed in the middle of 2017.

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NOTE 8 – SHORT-TERM AND LONG-TERM BORROWINGS

Short-term Borrowings

Short-term borrowings represent amounts due to various banks and other companies normally maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly.

Short-term borrowings consisted of the following:

		As of	As of
		March 31, 2017	December 31, 2016
Agricultural Bank of China (“ABC”)	(1)	$1,088,131	$1,079,949
China Merchants Bank (“CMB”)	(2)	3,762,526	2,759,227
PingAn Bank (“PAB”)	(3)	2,176,263	1,439,933
China Citic Bank (“CITIC”)	(4)	725,421	-
Industrial and Commercial Bank of China (“ICBC”)	(5)	4,729,956	3,239,848
Bank of China (“BOC”)	(6)	3,096,352	3,425,467
Zhejiang Mintai Commercial Bank (“MTB”)	(7)	5,803,367	5,759,730
Pennsylvania Industrial Development Authority – current portion of long-term borrowing (see “long-term borrowing” below)		87,188	86,808
Total		$21,469,204	$17,790,962

(1)

In February 2017, Great Plastics entered into a short-term bank loan agreement with ABC for $652,879. The terms of the loan are twelve months with a variable interest rate based on the prevailing interest rate. The effective rates are 5.66% per annum.

In February and July 2016, Great Plastics entered into a series of short-term bank loan agreements with ABC for $647,969 and $431,980, respectively. The terms of these loans are twelve months with variable interest rates based on the prevailing interest rates. The effective rates are from 5.0% to 5.06% per annum. As of March 31, 2017, $647,969 had been repaid in full upon maturity.

These loans were guaranteed by the assets of a third party guaranty company and a shareholder of the Company. The third party guaranty company charges 2% of total loan amount.

(2)

In January and March 2017, Taizhou Fuling entered into two short-term bank borrowing agreements for approximately $1.6 million (RMB10.9 million) with CMB for twelve and six months. The effective rates were 6.09% and 2.67% per annum, respectively. The loans are guaranteed by Special Plastics and Taizhou Fuling’s general manager and Chair of the Board.

During 2016, Taizhou Fuling entered into a series of seven short-term bank loan agreements with CMB for five to twelve months. The interest rates ranged from 1.10% to 6.09% per annum. As of March 31, 2017, $2.18 million was still outstanding.

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(3)

In March 2017, Great Plastics entered into a short-term bank borrowing agreement with PAB with a total amount of $1,450,842 for twelve months. The loan bears a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 80% of the prevailing interest rate. The effective rate is 7.83%. The loan is guaranteed by the assets of Great Plastics.

In September 2016, Great Plastics entered into two short-term bank borrowing agreements with PAB with a total amount of $1,450,842 for six and twelve months. These loans bear a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 30% of the prevailing interest rate. The effective rate is 5.08%. The loans are guaranteed by the assets of Great Plastics. $725,421 had been repaid in full upon maturity.

In March 2016, Great Plastics entered into three short-term bank borrowing agreements with PAB with a total amount of $2,159,899 for six months. These loans bear a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 30% of the prevailing interest rate. The effective rate is 5.98%. The loans are guaranteed by the assets of Great Plastics. These loans had been repaid upon maturity.

(4)

In January 2017, Great Plastics entered into a loan agreement with CITIC for $725,421 for six months. The effective rate was 4.25% per annum, respectively. The loan was guaranteed by the assets of a third party guaranty company and a shareholder of the Company.

In January 2016, Taizhou Fuling entered into a loan agreement with CITIC for $1,151,946 for ten months, bearing a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 135.5 base points. The effective rate was 5.57% per annum. The loan is guaranteed by Taizhou Fuling’s general manager. This loan had been repaid upon maturity.

In April 2016, Great Plastics entered into a loan agreement with CITIC for $719,966 for six months, bearing a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, minus 90 base points. The effective rate was 5.1% per annum. The loan is guaranteed by Special Plastics, Taizhou Fuling’s general manager and Chair of the Board. This loan had been repaid upon maturity.

(5)

In January, February and March 2017, Taizhou Fuling entered into three loan agreements with ICBC for $786,479, $612,255 and $725,421 for five, five and six months, with fixed interest rate of 2.14%, 4.86% and 4.79%, respectively.

In February 2016, Taizhou Fuling entered into a loan agreement with ICBC for $593,000 for five months, with fixed interest rate of 3.5%. This loan had been repaid upon maturity.

In April 2016, Taizhou Fuling entered into a loan agreement with ICBC for $647,970 for five months, bearing a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 161.6 base points. The effective rate was 5.92% per annum. This loan had been repaid upon maturity.

In July 2016, Taizhou Fuling entered into two loan agreements with ICBC for $575,973 and $575,973 respectively for twelve and five months, bearing a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 161.6 base points. The effective rate was 5.00% per annum. As of March 31, 2017, $575,973 of them had been repaid upon maturity.

In August 2016, Taizhou Fuling entered into a loan agreement with ICBC for $647,970 for five months, bearing a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 113.75 base points. The effective rate was 5.44% per annum.This loan had been repaid upon maturity.

In October 2016, Taizhou Fuling entered into a loan agreement with ICBC for $791,963 for twelve months, bearing a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 70.25 base points. The effective rate was 5.00% per annum.

In December 2016, Taizhou Fuling entered into two loan agreements with ICBC for $719,966 and $503,976 respectively for twelve and twelve months, bearing a variable interest rate based on the prevailing interest rate set by the People?s Bank of China at the time of borrowing, plus 70.25 base points. The effective rates were 5.00% per annum.

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(6)	During the three months in 2017 and the year ended December 31, 2016, Taizhou Fuling and Great Plastics entered into a series of short-term bank borrowing agreements and other financing agreements with BOC. The terms of the loans are three to twelve months, with fixed interest rates based on LIBOR (for loans dominated in USD) or prime loan rates issued by People’s Bank of China (for loans dominated in RMB), plus certain base points. The effective interest rates vary from 1.97% to 5.57% per annum. The loans to Taizhou Fuling are guaranteed by Great Plastics and Taizhou Fuling’s general manager. The loans to Great Plastics are guaranteed by Taizhou Fuling’s general manager and Chair of the Board.

(7)	In October and December in 2016, Taizhou Fuling entered into two loan agreements with MTB for $5,803,367 respectively for six and six months. The effective rates were 6.41% per annum, respectively. The loans are guaranteed by Taizhou Fuling’s general manager.

As of March 31, 2017 and December 31, 2016, land use rights in the amount of $9,105,867 and $9,084,213, and property and buildings in the amount of $3,921,144 and $3,950,101, respectively, were pledged for the above loans.

Long-term Borrowing

On October 31, 2016, Fuling USA entered into a buyer’s credit Loan Agreement with Agricultural Bank of China Limited for line of credit of $5,903,723 (RMB 41 million). The loan bears a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 6% of the prevailing interest rate. As of March 31, 2017, the amount of long-term borrowing was $129,502, and the effective rate was 5.30% per annum. The line of credit’s purpose is to acquire equipment. China Export & Credit Insurance Corporation provides insurance for the line of credit. The line of credit is effective for the period from first day of loan to 18 months after the first day of loan.

On September 28, 2016, Fuling USA entered into a ten-year Machinery and Equipment Loan Agreement with the Pennsylvania Industrial Development Authority for $937,600, with fixed interest rate of 1.75%. This loan has been collateralized by the machinery and equipment, worth approximately $1.72 million. As of March 31, 2017, the amount of long-term borrowing was $901,719, and $87,188 of which is due within a year.

Future obligations for payments of this loan are as below:

Twelve months ended March 31,
2017	$87,188
2018	88,726
2019	90,292
2020	91,885
2021	93,505
Thereafter	450,123
Total	$901,719

NOTE 9 – BANK NOTES PAYABLE

Short-term bank notes payables are lines of credit extended by banks that can be endorsed and assigned to vendors as payments for purchases. The notes payable are generally payable within six months. These short-term notes payable are guaranteed by the bank for their full face value. In addition, the banks usually require the Company to deposit a certain amount of cash (usually range from 30% to 100% of the face value of the notes) at the bank as a guarantee deposit, which is classified on the balance sheet as restricted cash.

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The Company had the following bank notes payable as of March 31, 2017:

March 31, 2017
ICBC, due various dates from April 20, 2017 to September 29, 2017	$1,693,795
CMBC, due April 8, 2017 and April 24, 2017	348,202
ABC, due various dates from April 28, 2017 to September 30, 2017	92,129
CITIC, due various dates from May 28, 2017 to September 30, 2017	517,691
Total	$2,651,817

The Company had the following bank notes payable as of December 31, 2016:

December 31, 2016
ICBC, due various dates from January 12, 2017 to June 29, 2017	$1,564,479
CMBC, due April 8, 2017 and April 24, 2017	345,584
ABC, due various dates from March 28, 2017 to April 28, 2017	283,315
CITIC, due various dates from February 5, 2017 to June 27, 2017	363,390
Total	$2,556,768

As of March 31, 2017 and December 31, 2016, $1,368,379 and $1,461,632 cash deposits were held by banks as a guaranty for the notes payable, respectively. In addition, as of March 31, 2017 and December 31, 2016, notes payable totaling $1,283,438 and $1,095,136 were secured by the personal properties of the Company’s principal shareholders and third party individuals, respectively.

NOTE 10 – INCOME TAXES

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Fuling Global and Total Faith are both offshore holding companies and are not subject to tax on income or capital gains under the laws of the Cayman Islands and British Virgin Islands, respectively.

Taizhou Fuling and Great Plastics are incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Corporate Income Tax Law of the People’s Republic of China, corporate income tax rate applicable to all companies, including both domestic and foreign-invested companies, is 25%. Taizhou Fuling was recognized as a High-technology Company by Chinese government and subject to a favorable income tax rate of 15% from year 2012 to 2018. $98,400 and $367,664 income tax expenses were exempted for the three months ended March 31, 2017 and 2016, respectively. Per share effect of the tax exemption was $0.00 and $0.00 for the three months ended March 31, 2017 and 2016, respectively.

Domo, Fuling USA and Direct Link are incorporated in the United States and subject to the U.S. federal and state income tax.

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The following table summarizes income (loss) before income taxes and non-controlling interest allocation:

	For the three months ended	For the three months ended
	March 31, 2017	March 31, 2016
United States	$221,176	$(585,756)
Foreign	1,505,947	1,619,370
Total	$1,727,123	$1,033,614

Significant components of the income tax provision were as follows:

	For the three months ended	For the three months ended
Current tax provision	March 31, 2017	March 31, 2016
United States	$104,650	$-
Foreign	192,853	425,487
Total	$297,503	$425,487

	For the three months ended	For the three months ended
Deferred tax expense (benefit)	March 31, 2017	March 31, 2016
United States	$-	$(112,464)
Foreign	-	-
Total	$-	$(112,464)

The deferred tax expense (benefit) is the change of deferred tax assets and deferred tax liabilities resulting from the temporary difference between tax and U.S. GAAP. Our operations in the U.S. have incurred a cumulative net operating loss of approximately $3,437,000 and $3,554,000, respectively, as of March 31, 2017 and December 31, 2016. This carry-forward will expire if is not utilized by 2035. The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized.

For the year ended December 31, 2016, management believes that the realization of the benefit arising from the losses of certain U.S. subsidiaries appears to be uncertain and may not be realizable in the near future. Therefore, a 100% valuation allowance of $625,742 has been provided against the deferred tax assets of these subsidiaries at December 31, 2016. A 100% valuation allowance of $655,192 has been provided against the deferred tax assets of these subsidiaries at March 31, 2017.

The following table reconciles the statutory rates to the Company’s effective tax rate:

	March 31,	December 31,
	2017	2016
U.S. Statutory rates	34.0%	34.0%
Foreign income not recognized in the U.S.	(31.2)	(33.7)
Foreign income tax rate	25.0	25.0
Effect of favorable income tax rate in certain entity in PRC	(9.1)	(13.6)
R&D tax credit (1)	(3.5)	(1.7)
Change in valuation allowance	1.7	9.5
Non-taxable permanent difference (2)	0.3	0.9
Effective tax rate	17.2%	20.4%

(1)	According to PRC tax regulation, 150% of current year R&D expense approved by local tax authority could be deducted from taxable income.

(2)	It represents expenses incurred by the Company that were not deductible for PRC income tax and income (loss) generated in countries with no income tax obligations.

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NOTE 11 – SALE LEASEBACK

Since October, 2016, The Company has entered into a sale leaseback arrangement and sold certain machinery located in China to an unrelated third party for approximately $3,643,427 (RMB 25,112,500), and subsequently leased back the machinery for 24 months for a total amount of approximately $3,795,841 (RMB 26,163,022). The Company was required to make a security deposit of approximately $728,685 (RMB 5,022,500) for the leaseback. The leaseback has been accounted for as a capital lease. The title of the machinery will be transferred back to the Company upon the last payment from the Company. A one-time processing fee of $23,172 (RMB 159,716) was paid by the Company related to this lease. Since the carrying value of the machinery sold exceeds its fair value, the Company also recognized a deferred gain of $180,457 (RMB 1,243,810) on this transaction, which will be amortized over 24 months as an income. In addition, unrecognized financing charge of $177,467 (RMB 1,223,203) was recognized for the capital lease, which will be amortized over 24 months as an interest expense.

The minimum payments for the remaining lease term of 17 months from March 31, 2017 to November 3, 2018 are as follows.

Total lease payment	$3,795,855
Less: imputed interest and principal	(648,569)
Total sale leaseback obligation as of March 31, 2017	3,147,286
Less: current portion of sale leaseback obligation	(1,945,707)
Long term payable - sale leaseback as of March 31, 2017	$1,201,579

According to the sale leaseback agreement, future obligations for payments of sale leaseback are as below:

Twelve months ended March 31,
2017	$1,945,707
2018	1,201,579
Thereafter	-
Total	$3,147,286

Interest expense incurred for the three months ended March 31, 2017 and 2016 amounted to $39,472 and $0, respectively.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Rent Commitment

The Company’s subsidiary Fuling USA leases manufacturing facilities under operating leases. Operating lease expense amounted to $138,869 and $94,614 for the three months ended March 31, 2017 and 2016, respectively.

Future minimum lease payments under non-cancelable operating leases are as follows:

Twelve months ended December 31,
2017	$526,979
2018	537,131
2019	547,483
2020	558,204
2021	479,008
Thereafter	1,010,565
Total	$3,659,370

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Letters of Credit

As of March 31, 2017 and December 31, 2016, the Company had $6,353,090 and $6,806,580 outstanding in trade letters of credit, respectively.

Purchase Commitment

As of March 31, 2017, the Company had approximately $1.51 million purchase commitments for construction and machinery purchase. These commitments represent the amount of agreements signed but yet not paid.

NOTE 13 – RELATED PARTY TRANSACTIONS

The Company rents space from one of their related parties. For the three months ended March 31, 2017 and 2016, the total rent expense was $13,379 and $14,091, respectively.

NOTE 14 – EQUITY

Statutory Reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. As of March 31, 2017 and December 31, 2016, the balance of statutory reserve was $4,151,610 and $4,017,957, respectively.

Share Issuance

On November 18, 2016, the Company granted 15,705 shares and 8,000 shares collectively to its Chief Financial Officer and two directors, respectively. On November 2, 2015, the Company granted 15,667 shares and 12,000 shares collectively to its Chief Financial Officer and three directors, respectively. On November 18, 2015, the Company granted 38 shares to its Chief Financial Officer. The Company recorded $11,853 and $34,631 as stock based compensation expense for the three months ended March 31, 2017 and 2016, respectively.

NOTE 15 – SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products. Based on management’s assessment, the Company has determined that it has only one operating segment as defined by ASC 280.

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The following table presents revenue by major products for the three months ended March 31, 2017 and 2016, respectively.

	For the three months ended
	March 31, 2017	March 31, 2016

Cutlery	$12,663,179	$11,680,476
Straws	3,615,330	2,094,626
Cups and plates	7,366,391	5,503,740
Others	2,693,148	1,298,977
Total	$26,338,048	$20,577,819

The following table presents revenue by geographic areas for the three months ended March 31, 2017 and 2016, respectively.

	For the three months ended
	March 31, 2017	March 31, 2016
Revenue from United States	$23,383,811	$19,474,922
Revenue from Europe	654,654	434,487
Revenue from Canada	252,110	204,739
Revenue from China	1,723,643	344,877
Revenue from other foreign countries	323,830	118,794
Total	$26,338,048	$20,577,819

Long-lived assets of $45,172,215 and $3,422,255 were located in China and the United States, respectively, as of March 31, 2017. Long-lived assets of $43,119,208 and $3,315,096 were located in China and the United States, respectively, as of December 31, 2016.

NOTE 16 – SUBSEQUENT EVENTS

In April 2017, the Company repaid approximately $3.2 million bank loans and $0.8 million notes payable that become due. The Company also borrowed approximately $0.3 million bank loans as well as approximately $0.8 million notes payable from various banks in China. All the loans and notes payable are short term in nature and guaranteed by its shareholders, related parties and third parties.

On March 9, 2017, Direct Link entered into a line of credit agreement with East West Bank for $2,000,000 for one year. The annual interest rate is equivalent to East West Bank’s LIBOR rate plus 2.75%. Direct Link is required to make restricted deposit of $73,336 for one year with an initial interest rate of 3.76% per annum. The line of credit is guaranteed by Fuling Global. The agreements require Direct Link to comply with certain financial covenants and ratios, including to maintain minimum debt service coverage ratio of 1.25 times and to maintain maximum total debt to equity ratio of 3.0 times etc. Direct Link will be measured semi-annually at June 30 and December 31.

On the same day, Fuling USA entered into a Delayed Draw Term Loan agreement with East West Bank for $1,000,000. The amount drawn will be turned into a 5-year term loan at East West Bank’s LIBOR rate plus 3.00%. The loan is guaranteed by Fuling Global. Fuling USA is required to make restricted deposit of $41,900 for one year with an initial interest rate of 4.19% per annum. The agreement requires Fuling USA to comply with certain financial covenants and ratios, including to maintain minimum debt service coverage ratio of 1.25 times and to maintain maximum total debt to equity ratio of 3.0 times etc. Fuling USA will be measured semi-annually at June 30 and December 31.

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Exhibits

No.	Description
99.1	Press release dated May 12, 2017, titled “Fuling Global Inc. Reports First Quarter 2017 Financial Results”

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FULING GLOBAL INC.

Date: May 12, 2017	By:	/s/ Gilbert Lee
	Name:	Gilbert Lee
	Title:	Chief Financial Officer

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